EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Nine months
						ended
	2001	2002	2003	2004	2005	September 30, 2006
Fixed charges and preferred stock dividends:

Interest	$358	$350	$345	$332	$342	$309

Interest portion of annual rentals	6	4	4	4	5	5

Preferred dividends of subsidiaries (1)	16	14	11	12	10	11

Total fixed charges	380	368	360	348	357	325

Preferred dividends for purpose of ratio	-	-	-	-	-	-

Total fixed charges and preferred
dividends for purpose of ratio	$380	$368	$360	$348	$357	$325

Earnings:

Pretax income from continuing operations	$730	$738	$816	$1,106	$948	$1,423

Add:
Total fixed charges (from above)	380	368	360	348	357	325

Distributed income of equity investees	-	-	-	-	-	359

Less:
Interest capitalized	11	29	26	8	28	32

Equity in income (loss) of unconsolidated
subsidiaries and joint ventures	12	(55)	5	36	66	380

Minority interest in income of consolidated
subsidiaries	-	-	-	-	-	4

Total earnings for purpose of ratio	$1,087	$1,132	$1,145	$1,410	$1,211	$1,691

Ratio of earnings to combined fixed charges
and preferred stock dividends	2.86	3.08	3.18	4.05	3.39	5.20

Ratio of earnings to fixed charges	2.86	3.08	3.18	4.05	3.39	5.20

(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.